UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TLC Vision Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

872549100 (CUSIP Number)

July 30, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 872549100	13G	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only)

Sowood Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

0
6. SHARED VOTING POWER

0
7. SOLE DISPOSITIVE POWER

0
8. SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%
12.	TYPE OF REPORTING PERSON

IA

CUSIP No. 872549100	13G	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only)

Sowood Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

0
6. SHARED VOTING POWER

0
7. SOLE DISPOSITIVE POWER

0 shares
8. SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%
12.	TYPE OF REPORTING PERSON

HC

CUSIP No. 872549100	13G	Page 4 of 7 Pages

SCHEDULE 13G

Item 1	(a)	Name of Issuer:

TLC Vision Corporation (“Issuer”)

1	(b)	Address of Issuer’s Principal Executive Offices:

5280 Solar Drive, Suite 300 Mississauga, Ontario, Canada L4W 5M8

Item 2	(a)	Name of Person Filing:

This statement is being filed by Sowood Capital Management LP (“Sowood”), a Delaware limited partnership, and Sowood Capital Management LLC, a Delaware limited liability company (“Sowood LLC”). Beneficial ownership of securities held by Sowood Alpha Fund Ltd., a company with limited liability incorporated in the Cayman Islands, and Sowood Alpha Fund LP, a limited partnership formed under Delaware law, was granted to Sowood, pursuant to investment management agreements between Sowood Capital Management LP and each of Sowood Alpha Fund Ltd. and Sowood Alpha Fund LP. Sowood LLC is the sole general partner of Sowood.

2	(b)	Address of Principal Business Office or, if None, Residence:

The principal business address for each of Sowood and Sowood LLC is 500 Boylston Street, 17th Floor, Boston, MA 02116..

2	(c)	Citizenship:

Delaware

2	2 (d)	Title of Class of Securities:

Common Stock, no par value (the “Common Stock”)

2	2 (e)	CUSIP Number:

872549100

Item 3	Not applicable; the reporting person is filing pursuant to Rule 13d-1(c).

Item 4	Ownership

	4 (a)	Amount beneficially owned: 0

CUSIP No. 872549100	13G	Page 5 of 7 Pages

	4 (b)	Percent of Class: 0%

	4 (c)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote: 0

		(ii)	shared power to vote or to direct the vote: 0

		(iii)	sole power to dispose or to direct the disposition of: 0

		(iv)	shared power to dispose or to direct the disposition of: 0

Item 5

Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following  ☒.

Item 6	Ownership of More than Five Percent on Behalf of Another Person: Not applicable

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company: Not applicable

Item 8	Identification and Classification of Members of the Group: Not applicable

Item 9	Notice of Dissolution of Group: Not applicable

CUSIP No. 872549100	13G	Page 6 of 7 Pages

Item 10

Certifications:

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 872549100	13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: August 2, 2007

SOWOOD CAPITAL MANAGEMENT LP

By:	/s/ Megan Kelleher
Megan Kelleher, Managing Partner

SOWOOD CAPITAL MANAGEMENT LLC

By:	/s/ Megan Kelleher
Megan Kelleher, Member